FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of Securities Exchange Act of 1934

For the month of April 2015

SANTANDER UK PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 29 April 2015	By	/s/ Michelle Hill
(Authorised Signatory)

Consolidated information for Santander UK plc and its controlled entities for the three months ended 31 March 2015 and 2014

The consolidated income statement, balance sheet and capital as of, and for the three months ended 31 March 2015 and 2014 for Santander UK plc and its controlled entities are shown below.

The information contained in this report is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. The information contained in this report has been prepared in accordance with Santander UK plc’s previously stated accounting policies described in the Annual Report for the year ended 31 December 2014 filed on Form 20-F.

Summary consolidated income statement	Q1’15 £m	Q1’14 £m
Net interest income	885	825
Non-interest income	258	269

Total operating income	1,143	1,094

Administrative expenses	(536)	(497)
Depreciation, amortisation and impairment	(66)	(73)

Operating expenses	(602)	(570)

Impairment losses on loans and advances	(53)	(97)
Provisions for other liabilities and charges	(18)	(11)

Total operating provisions and charges	(71)	(108)

Profit before tax	470	416
Taxation charge	(93)	(81)

Profit after tax for the period	377	335

Attributable to:
Equity holders of the parent	372	355
Non-controlling interest	5	—

Summary balance sheet	31.03.15 £bn	31.12.14 £bn
Assets
Retail Banking	161.0	158.5
Commercial Banking	19.4	18.7
Corporate & Institutional Banking	5.6	5.2
Corporate Centre	8.2	8.3

Customer assets	194.2	190.7
Other assets	91.5	85.3

Total assets	285.7	276.0

Liabilities
Retail Banking	131.0	129.6
Commercial Banking	16.0	15.3
Corporate & Institutional Banking	1.9	2.3
Corporate Centre	5.7	5.2

Customer deposits	154.6	152.4
Medium term funding	59.3	56.2
Other liabilities	57.2	53.2

Total liabilities	271.1	261.8

Shareholder’s equity	14.5	14.2
Non-controlling interest	0.1	—

Total liabilities, equity and non-controlling interest	285.7	276.0

Summary capital	31.03.15 £bn	31.12.14 £bn
Capital – CRD IV
Total qualifying regulatory capital	14.6	14.7
Risk Weighted Assets (‘RWAs’)	84.4	82.3
Total capital ratio	17.4%	17.9%

Disclaimer

Santander UK plc cautions that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this press release. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and Santander UK plc cautions that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors on pages 327 to 346 the Santander UK plc 2014 Annual Report on Form 20-F. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK plc and/or its securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter.